Mail Stop 3561

November 6, 2009

Susan S. Lanigan, Esq.
Executive Vice President, General Counsel
Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

> **Re: Dollar General Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 30, 2009**
> **File No. 333-161464**

Dear Ms. Lanigan:

We have reviewed your letter dated October 30, 2009 in response to our comment letter dated October 27, 2009 and your amended registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1. Please disclose in an appropriate location in your summary that Buck Holdings, L.P. will beneficially own between 88% and 89.5% of your common stock after the offering.

Capitalization, page 29

2. Please provide us with your calculations for the amounts reflected in the "As Adjusted" column. In your response, please show us all of the changes made to the amounts in the "Actual" column to arrive at the "As Adjusted" amounts. We believe that the amounts of adjustments made to the "Actual" column to arrive at the "As Adjusted" column should be clearly identified in your disclosure. If you are including adjustments relating to income taxes or to the discount on the Notes, your

disclosure should make that clear. If you are not including the premiums you expect to pay in connection with the redemption of the Notes in the "As Adjusted" amounts, please either revise your capitalization table to include these amounts as adjustments or tell us why you believe it is not appropriate to do so.

3. Refer to footnote one at the bottom of page 29. If not explained in your response to the above comment, please explain to us why the decrease in debt and increase in equity differ from the $21.5 million of additional net proceeds disclosed in the first paragraph on page 27. Additionally, please tell us why the amounts of the decrease in your senior notes and total long-term obligations are not presented as negative numbers, as this footnote appears to indicate that such decreases would be shown as negative amounts.

Dilution, page 31

4. It appears that the dilution per share to new investors as seen in your table on page 31 should be presented as a negative number. Please revise or explain.

Principal and Selling Shareholders, page 135

5. We note that Buck Holdings, L.P. is the only selling shareholder in this offering. If true, please revise the disclosure throughout your document to indicate that you have only one selling shareholder. For example, on page seven, you refer to your "selling shareholders."

6. Please tell us whether Buck Holdings is a broker-dealer or affiliated with a broker-dealer. If Buck Holdings is a broker-dealer, please disclose that it is an "underwriter" within the meaning of the Securities Act of 1933.

7. Also, if Buck Holdings, L.P. is an affiliate of a broker-dealer, please disclose, if true, that it purchased the shares in the ordinary course of business and it had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of the purchase of the securities to be resold. If either or both of these statements are not true, please revise your document to state that Buck Holdings is an "underwriter" within the meaning of the Securities Act of 1933.

Financial Statements for the Period Ended July 31, 2009, page F-61

Note 1. Basis of Presentation, page F-65

8. Please tell us why the issuances of common stock at par value reflected in your Statements of Stockholders' Equity during the year ended January 30, 2009 and the six months ended July 31, 2009 are not included in the tabular presentation added on page F-66 in response to comment ten in our letter dated October 8, 2009. Also,

please tell us why these issuances of stock are shown in your Statements of Stockholders' Equity as having no net impact on your total equity. This table should include all equity granted during the most recent 12 month period. Please either revise the table or tell us why you believe no revision is necessary.

Exhibit 5.1

9. Please have counsel confirm to us that it concurs with our understanding that its reference to the Tennessee Business Corporation Act includes all applicable statutory provisions and all applicable provisions of the Tennessee Constitution and any reported judicial decisions interpreting these laws. Please provide this confirmation in writing either by having counsel revise its opinion or by having counsel file a separate letter including the confirmation as correspondence on EDGAR, as the confirmation will be part of the Commission's official file regarding this registration statement.

10. In the penultimate paragraph of the opinion, counsel states that the opinion is "given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur which could affect the opinions…." Please be advised that in order for your registration statement to be declared effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove the limitation from the opinion.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine

Brown, Attorney-Adviser, at (202) 551-3513, John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph H. Kaufman, Esq.
        Simpson Thacher & Bartlett LLP
        Via Facsimile